

February 9, 2011

Ron J. Copher
Senior Vice President and CFO
Glacier Bancorp, Inc.
49 Commons Loop
Kalispell, MT 59901

> **Re:** **Glacier Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **Forms 10-Q for the Quarterly Periods Ended March 31, 2010,**
> **June 30, 2010, and September 30, 2010**
> **File No. 000-18911**

Dear Mr. Copher:

We have reviewed your response letter dated January 31, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended September 30, 2010

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Additional Management's Discussion and Analysis

Non-Performing Assets, page 42

1.      We note your response to prior comment four of our letter dated January 12, 2011 that after a partial charge-off is made on an impaired loan it could either be designated as non-accrual or accrual. In addition, we note that if a loan is in the process of collection and the loan is well-secured by collateral with sufficient fair value to pay off the debt in full you will resume the accrual of interest on the loan. It is not clear from this response whether a partially charged-off impaired loan is returned to performing status or remains as non-performing. Please tell us and revise your disclosures in future filings beginning with your 2010 Form 10-K to distinguish between when a partially charged-off impaired loan will be designated as performing versus when it would remain as non-performing. Specifically, state for partially charged-off loans how you consider the delinquency status of the loan in your accrual determination.

2.      We note that your general allowance decreased from $123.17 million at December 31, 2009 to $115.64 million at September 30, 2010. In addition, we note from your disclosure on page 42 that the total non-accrual loans in the 1-4 family, home equity lines of credit, consumer, and other categories actually increased from $29.41 million at December 31, 2009 to $30.99 million at September 30, 2010. Please tell us and revise your disclosure in future filings beginning with your 2010 Form 10-K to more clearly bridge the gap between the decline in your credit quality in the these loan portfolios with the decrease in your general allowance for loan losses.

3.      We note your earnings release dated January 27, 2011 on your website that states unaudited net charge-offs and provision for loan losses for 2010 were $90.51 million and $84.69 million. In addition, we note that net charge-offs for 2009 totaled $58.43 million. Given the significant increase in net charge-offs from 2009 to 2010 and the higher net charge-offs than provision for loan losses in 2010, please tell us and provide enhanced disclosures in future filings beginning with your 2010 Form 10-K, that bridge the gap between observed changes in asset quality and resulting period end allowance and recorded provision for loan losses.

4.      In addition, in the future please file within the prescribed time limits a Form 8-K under Item 2.02 - Results of Operations and Financial Condition when you make a public announcement or release regarding your results of operations or financial condition for a completed quarterly or annual fiscal period.

5.      We note from your response to prior comment five of our letter dated January 12, 2011 that you consider TDR (troubled debt restructuring) loans as impaired loans and that at least quarterly you perform an updated and comprehensive assessment of the willingness and capacity of the borrower(s) to timely and ultimately repay their *total* debt obligations. Please tell us and revise future filings beginning with your 2010 Form 10-K to disclose whether the total debt obligations due from a single or related party group of borrowers, where at least one of the loans was is considered a TDR, is classified as impaired and evaluated under the guidance of ASC 310-10-35.

6.      We note your response to prior comment six of our letter dated January 12, 2011 and also note in your "Credit Quality Summary" tabular disclosures in your news release dated January 27, 2011 on your website that the categories residential construction and land, lot and other construction loans account for 61% or $117.68 million of your total unaudited non-accrual loans at December 31, 2010. In addition, we note these same categories accounted for $58.73 million or 65% of your total unaudited net charge-offs for 2010. Given the concentration of credit risk in these loan categories, please tell us and provide the following information in future filings beginning with your 2010 Form 10-K related to your residential construction and land, lot and other construction non-performing loans:

   a. General information about the type of collateral securing these non-performing loans and the borrower;

   b. If there is a concentration of 5% or more for these loans in a bank subsidiary or geographic location of the underlying collateral;

   c. Status of the construction project or development; and

   d. The appraisal method for these loans (i.e. "as-is" versus at completion).

7.      We note from your response to prior comment seven in our letter dated January 12, 2011 that 37% of your commercial real estate loan dollar balances as of December 31, 2010 were based on an appraisal greater than twelve months. Please tell us and disclose in future filings beginning with your 2010 Form 10-K the following:

   a. How you determine whether to order a new appraisal or rely on your internal evaluation. We note from your policy that at least quarterly you review appraisals or evaluations (new or updated) for your collateral-dependent impaired loans.

    b.  The specific procedures you perform and third-party evidence you rely upon to update the valuation of the underlying collateral with an appraisal more than twelve months old.

    c.  In instances where current valuations of the underlying collateral are not available for an impaired loan, how you factor into your impairment analysis known depreciation in the collateral values of similar properties.  For example, if you receive an updated appraisal on a similar property that reflects deterioration in the market value of that property; do you make adjustments to the collateral values of other properties in the same area to reflect the market deterioration? If not, please tell us why you don't believe this would be relevant information to be considered in your impairment analysis.

You may contact Lindsay McCord at 202-551-3417 or me at 202-551-3423 if you have any questions.

Sincerely,

Amit Pande
Accounting Branch Chief